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                             March 28, 2024

       Orie Rechtman
       Chief Executive Officer
       Palisades Venture Inc.
       21200 Oxnard St. #6630
       Woodland Hills, CA 91367

                                                        Re: Palisades Venture
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 14,
2024
                                                            File No. 333-276934

       Dear Orie Rechtman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

       Amendment No. 1 to Form S-1 filed March 14, 2024

       Prospectus Summary, page 2

   1. We note your response to prior comment 2 that Mr. Rechtman beneficially owns 68.5% of
                                                        Palisades Venture.
However, on pages i, 2, 7, 10, 14, and 34 your disclosure has not been updated accordingly.
Please revise or explain.
       Financial Statements, page F-1

   2. Please provide updated financial statements and related disclosures as required by Rule 8-
                                                        08 of Regulation S-X.
 Orie Rechtman
FirstName  LastNameOrie Rechtman
Palisades Venture Inc.
Comapany
March      NamePalisades Venture Inc.
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
Item 15. Recent Sales of Unregistered Securities, page II-1

3. On page F-15, you state that you issued 9,500,000 shares of common stock to consultants.
         Please revise to provide the disclosures required by Item 701 of Regulation S-K.
         Additionally, to the extent a consultant beneficially owns more than five percent of your common stock, please add this person to the beneficial ownership table.
Item 16. Exhibits, page II-1

4. As a follow up to prior comment 3, please file your service agreement with CorpTech as an exhibit.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Gary L. Blum